MORSE, ZELNICK, ROSE & LANDER

A   L I M I T E D   L I A B I L I T Y    P A R T N E R S H I P

405 PARK AVENUE

NEW YORK, NEW YORK 10022-4405

212-838-1177

FAX – 212-838-9190

November 19, 2010

WRITER’S DIRECT LINE
(212) 838-3080

United States

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attn: Ms. Suying Li

Re:	Vaughan Foods, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009

Filed March 19, 2010

Form 10-Q for the Fiscal Quarter Ended June 30, 2010

Filed August 16, 2010

File No. 001-33446

Dear Sirs and Mesdames:

On behalf of Vaughan Foods, Inc., this will respond to the following comment set forth in your letter dated October 25, 2010 and received by the Company by facsimile transmittal on November 19, 2010:

Form 10-K for the Year Ended December 31, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 19

1.

We have reviewed your response to prior comment 1 in our letter dated September 21, 2010, and we disagree with your conclusion. Please revise your filings to include the quantitative information that you provided on page 26 of Form S-1/A filed June 6, 2007, that is, a chart that quantifies the volumes sold and prices of your products for all period presented in your financial statements. We refer you to item 303(a)(3)(iii) and Instruction 4 to 303(a) for further guidance.

Response:

First, we ask the Staff to reconsider its rejection of the Company’s response set forth in its letter of September 29, 2010. As stated in that response, disclosure of

United States

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attn: Ms. Suying Li

the specific information showing volume and prices for all products would be very harmful to the Company and place it at a significant disadvantage to its principal competitors, none of which, to the Company’s knowledge, have been required to disclosure similar information.

Even if, as a general proposition, the Staff insists on requiring the disclosure of the competitively harmful detailed quantitative information we submit that this disclosure is not required in a discussion and analysis of the Company’s 2009 financial statements. The first clause of Item 303(a)(3)(iii) reads “To the extent that the financial statements disclose material increases in net sales or revenues,...” [emphasis added]. From 2008 to 2009 revenues increased from $91.9 million to $96.6 million, an increase of $4.7 million or 5.13%. An increase of only 5.13% is not a “material increase” since it is significantly lower than the usual 10% threshold used in determining materiality. Thus, Item 303(a)(3)(iii) does not call for disclosure of this quantitative information.

Even if Item 303(a)(3)(iii) were applicable it does not call for the detailed quantitative disclosure referred to in your letter. The second clause of Item 303(a)(3)(iii) requires the reporting company to “...provide a narrative discussion the extent to which such increases are attributable to increases in prices or to increases in the volume or amount of goods or services being sold or to the introduction of new products or services. ” The Company provided narrative disclosure in its Form 10-K to the effect that the increase in sales was occasioned by higher prices for products sold and a beneficial change in sales, mix, offset, in part, by a decrease in volume.

Though we and the Company believe that no further disclosure is required by Item 303(a)(3)(iii), if the Staff insists on further disclosure, the Company would be willing to augment its existing narrative disclosure, in the “Net Sales” paragraph of Management’s Discussion and Analysis to state:

“...of the $4.7 million increase in net sales from 2008 to 2009, $____ was attributable to increases in the average selling price per pound offset by a decrease of $____ attributable to lower volume of total pounds of food products sold.”

Very truly yours,

Stephen A. Zelnick

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